FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

9 March 2023

HSBC LIFE - IFRS 17 TEACH-IN FOR INVESTORS AND ANALYSTS

HSBC Holdings plc (together with its subsidiaries, 'the Group') will hold an event today where it will outline the expected implications of the implementation of IFRS 17 'Insurance Contracts' on its financial statements and outlook. The update will also include detail on the strategy of HSBC Life.

Key messages and financial data will include[1]:

   ●   While IFRS 17 will change the timing of profit recognition, it does not change the economics of the insurance business and decreases the volatility of Group RoTE.

   ●   Across both the Group and Insurance business there is no expected impact on the regulatory capital/solvency position, the lifetime expected profit of insurance contracts, or dividend and cash generation.

   ●   When compared to the Group's financial results for the six months ended 30 June 2022 on an IFRS 4 basis, it is estimated that if applied to the same period, IFRS 17 would have resulted in2:

  o  Group reported revenue down $0.7bn (3%), of which NII down $1.1bn and non-interest income up $0.4bn;
  o  Group reported costs down $0.3bn (2%);
  o  Group reported profit before tax down $0.4bn (4%); and
  o  Insurance manufacturing reported profit before tax down $0.3bn (c.50%)

   ●   At transition from 1 January 2022, the Group's total equity is estimated to reduce by $10.5bn and tangible equity is expected to reduce by $2.4bn as a new contractual service margin ('CSM') liability is created. 'IFRS 17  Equity + CSM' of $14.7bn on transition is the Insurance equity together with the CSM, net of related tax and represents the net asset value and expected future earnings of the in-force insurance business.

   ●   The Group's FY23 net interest income is expected to be c.$2.3bn lower than the equivalent guidance on an IFRS 4 basis, with minimal expected impact on other key Group financial targets and guidance.

A transition document with quarterly IFRS 17 comparatives for FY22 is expected to be provided alongside the Group's 1Q 2023 results publication on 2 May 2023.

The event will open at 08:00 GMT / 16:00 HKT and be hosted by Greg Hingston (CEO, HSBC Global Insurance and Partnerships) and Alistair Chamberlain (CFO, HSBC Wealth and Insurance).

Copies of the presentation will be available to view and download prior to the beginning of the event at www.hsbc.com/investors/investor-events-and-presentations

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Investor enquiries to:
UK - Richard O'Connor      +44 (0) 20 7991 6590
HK - Mark Phin                  +852 2822 4908

Media enquiries to:
Gillian James                      +44 (0) 20 7992 0516

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. HSBC serves customers worldwide from offices in 62 countries and territories in our geographical regions: Europe, Asia, North America, Latin America, the Middle East and North Africa. With assets of US$2,967bn at 31 December 2022, HSBC is one of the world's largest banking and financial services organisations.

This news release may contain projections, estimates, forecasts, targets, opinions, prospects, results, returns and forward-looking statements with respect to the financial condition, results of operations, capital position, strategy and business of the Group which can be identified by the use of forward-looking terminology such as 'may', 'will', 'should', 'expect', 'anticipate', 'project', 'plan', 'estimate', 'seek', 'intend', 'target', 'believe', 'potential' and 'reasonably possible' or the negatives thereof or other variations thereon or comparable terminology (together, 'forward-looking statements'), including any financial, investment and capital targets described herein. Any such forward-looking statements are not a reliable indicator of future performance, as they may involve significant stated or implied assumptions and subjective judgements which may or may not prove to be correct. There can be no assurance that any of the matters set out in forward-looking statements are attainable, will actually occur or will be realised or are complete or accurate. The assumptions and judgments may prove to be incorrect and involve known and unknown risks, uncertainties, contingencies and other important factors, many of which are outside the control of the Group. Actual achievements, results, performance or other future events or conditions may differ materially from those stated, implied and/or reflected in any forward-looking statements due to a variety of risks, uncertainties and other factors (including without limitation those which are referable to general market or economic conditions, regulatory changes, geopolitical tensions such as the Russia-Ukraine war, the impact of the Covid-19 pandemic or as a result of data limitations and changes in applicable methodologies in relation to ESG related matters). Any such forward-looking statements are based on the beliefs, expectations and opinions of the Group at the date the statements are made, and the Group does not assume, and hereby disclaims, any obligation or duty to update, revise or supplement them if circumstances or management's beliefs, expectations or opinions should change. For these reasons, recipients should not place reliance on, and are cautioned about relying on, any forward-looking statements. No representations or warranties, expressed or implied, are given by or on behalf of the Group as to the achievement or reasonableness of any projections, estimates, forecasts, targets, commitments, ambitions, prospects or returns contained herein. Additional detailed information concerning important factors that could cause actual results to differ materially from this news release is available in our Annual Report and Accounts for the fiscal year ended 31 December 2021 filed with the Securities and Exchange Commission (the 'SEC') on Form 20-F on 23 February 2022 (the '2021 Form 20-F') and our Annual Report and Accounts for the fiscal year ended 31 December 2022 available at www.hsbc.com and filed with the SEC on Form 20-F on 22 February 2023 (the '2022 Form 20-F').

This news release contains non-IFRS measures used by management internally that constitute alternative performance measures under European Securities and Markets Authority guidance and non-GAAP financial measures defined in and presented in accordance with SEC rules and regulations ('Alternative Performance Measures'). The primary Alternative Performance Measures we use are presented on an 'adjusted performance' basis which is computed by adjusting reported results for the period-on-period effects of foreign currency translation differences and significant items which distort period-on-period comparisons. Significant items are those items which management and investors would ordinarily identify and consider separately when assessing performance in order to better understand the underlying trends in the business. Reconciliations between Alternative Performance Measures and the most directly comparable measures under IFRS are provided in our 2021 Form 20-F and our 2022 Form 20-F, each of which are available at www.hsbc.com.

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1 The above estimates are on the basis of the implementation work performed to date. These estimates are based on accounting policies, assumptions, judgements and estimation techniques that remain subject to change.
2 The estimated impact in dollars from the application of IFRS 17 is equal for both reported and adjusted income statement lines for the Group and Insurance.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 09 March 2023